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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*




                           RESOURCES CONNECTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76122Q105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

__________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------                            -------------------------
CUSIP No. 76122Q105                   13G                     Page 2 of 9
---------------------------                            -------------------------


================================================================================
1.           NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Donald Brian Murray
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.           SEC USE ONLY


--------------------------------------------------------------------------------
4.           CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF          5.     SOLE VOTING POWER
         SHARES

      BENEFICIALLY                1,275,291 shares of common stock
        OWNED BY

          EACH
        REPORTING

         PERSON
          WITH
                           -----------------------------------------------------
                           6.    SHARED VOTING POWER
                                 N/A

                           -----------------------------------------------------
                           7.    SOLE DISPOSITIVE POWER

                                 1,275,291 shares of common stock
                           -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER

                                 N/A
================================================================================


                                       2

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CUSIP No. 76122Q105                   13G                    Page 3 of 9
------------------------                                ------------------------


================================================================================
9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,275,291 shares of common stock (1)
--------------------------------------------------------------------------------
10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            [X] (2)
--------------------------------------------------------------------------------
11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.0%
--------------------------------------------------------------------------------
12.         TYPE OF REPORTING PERSON

            IN
================================================================================

(1) Includes 1,264,943 shares (the "Shares") of common stock of Resources Connection, Inc. (the "Issuer") owned by the Murray Family Trust (the "Trust") and currently exercisable options to acquire 10,000 shares of common stock of the Issuer. Donald Brian Murray disclaims beneficial ownership of the Shares except to the extent of his interest therein pursuant to his voting and dispositive powers as co-trustee of the Trust. This Schedule 13G shall not be deemed an admission that Donald Brian Murray is the beneficial owner of the Shares for any purpose.

    In addition, on December 12, 2001, the Trust entered into a variable prepaid forward agreement (the "Agreement"). The Agreement provides that the Trust will deliver on January 30, 2003 to the other party thereto, a number of shares of common stock of the Issuer (or, at the option of the Trust, the cash equivalent of such shares) determined pursuant to a formula set forth in the Agreement.

(2) The amount in Row 9 does not include 100,000 shares of common stock of the Issuer owned by Murray Fam Income TR12000 Shimizu Ronald J. Ttee. Donald Brian Murray disclaims beneficial ownership of such shares.

                                        3

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-----------------------                                -------------------------
CUSIP No. 76122Q105                   13G                    Page 4 of 9
-----------------------                                -------------------------


================================================================================
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Carol Eileen Murray
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [_]
                                                                       (b)  [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY



--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION


         U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF          5.     SOLE VOTING POWER
         SHARES

      BENEFICIALLY                1,264,943 shares of common stock
        OWNED BY

          EACH
        REPORTING

         PERSON
          WITH

                           -----------------------------------------------------
                           6.    SHARED VOTING POWER


                                 N/A
                           -----------------------------------------------------
                           7.    SOLE DISPOSITIVE POWER


                                 1,264,943 shares of common stock
                           -----------------------------------------------------
                           8.    SHARED DISPOSITIVE POWER


                                 N/A
================================================================================

                                        4

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-------------------------                              -------------------------
CUSIP No. 76122Q105                  13G                     Page 5 of 9
-------------------------                              -------------------------


================================================================================
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,275,291 shares of common stock (3)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


         [X] (4)
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         6.0%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON


         IN
================================================================================
(3) Includes 1,264,943 shares (the "Shares") of common stock of Resources Connection, Inc. (the "Issuer") owned by the Murray Family Trust (the "Trust") and currently exercisable options to acquire 10,000 shares of common stock of the Issuer owned by the spouse of Carol Eileen Murray. Carol Eileen Murray disclaims beneficial ownership of the Shares except to the extent of her interest therein pursuant to her voting and dispositive powers as co-trustee of the Trust. This Schedule 13G shall not be deemed an admission that Carol Eileen Murray is the beneficial owner of the Shares for any purpose.

    In addition, on December 12, 2001, the Trust entered into a variable prepaid forward agreement (the "Agreement"). The Agreement provides that the Trust will deliver on January 30, 2003 to the other party thereto, a number of shares of common stock of the Issuer (or, at the option of the Trust, the cash equivalent of such shares) determined pursuant to a formula set forth in the Agreement.

(4) The amount in Row 9 does not include 100,000 shares of common stock of the Issuer owned by Murray Fam Income TR12000 Shimizu Ronald J. Ttee. Carol Eileen Murray disclaims beneficial ownership of such shares.


                                       5

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ITEM 1(a)   NAME OF ISSUER:

                Resources Connection, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

ITEM 2(a)   NAME OF PERSONS FILING:

                Donald Brian Murray
                Carol Eileen Murray

                The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 12, 2002 between the Reporting Persons is set forth in Exhibit II hereto and is incorporated herein by reference. The Reporting Persons are Donald Brian Murray, an individual, and Carol Eileen Murray, an individual.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                c/o Resources Connection, Inc., 695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

ITEM 2(c)   CITIZENSHIP:

                Donald Brian Murray is a citizen of the United States of America. Carol Eileen Murray is a citizen of the United States of America.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e)   CUSIP NUMBER:

                76122Q105

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                N/A

                                        6

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ITEM 4 OWNERSHIP:

          (a) Amount Beneficially Owned:

                    Donald Brian Murray: 1,275,291 shares (see cover page
                                         footnote (1))
                    Carol Eileen Murray: 1,275,291 shares (see cover page
                                         footnote (3))

                    Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, each of the Reporting Persons is deemed to be the beneficial owner of 1,264,943 shares of the Issuer's common stock held in The Murray Family Trust, a trust of which each Reporting Person is a co-trustee (see cover page footnotes
                    (1) and (3))

          (b) Percent of Class:

                    Donald Brian Murray: 6.0% (see cover page)(1) Carol Eileen Murray: 6.0% (see cover page)(3)

                    Each Reporting Person beneficially owns 6.0% of the Issuer's common stock (see cover page footnotes (1) and (3)).

          (c) Number of Shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                    Donald Brian Murray: 1,275,291 shares (see cover page
                                         footnote (1))
                    Carol Eileen Murray: 1,264,943 shares (see cover page
                                         footnote (3))

                    Donald Brian Murray has the sole power to vote an aggregate of 1,275,291 shares of the Issuer's common stock (including currently exercisable options to acquire 10,000 shares of the Issuer's common stock). Carol Eileen Murray has the sole power to vote an aggregate of 1,264,943 shares of the Issuer's common stock.

              (ii)  shared power to vote or direct the vote:

                    Donald Brian Murray:  N/A
                    Carol Eileen Murray:  N/A

              (iii) sole power to dispose or to direct the disposition of:

                    Donald Brian Murray: 1,275,291 shares (see cover page
                                         footnote (1))
                    Carol Eileen Murray: 1,264,943 shares (see cover page
                                         footnote (3))

                    Donald Brian Murray has sole power to dispose or to direct the disposition of an aggregate of 1,275,291 shares of the Issuer's common stock (including currently exercisable options to acquire 10,000 shares of the Issuer's common

                                        7

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                    stock). Carol Eileen Murray has the sole power to dispose or to direct the disposition of 1,264,943 shares of the Issuer's common stock.

               (iv) shared power to dispose or to direct the disposition of:

                    Donald Brian Murray:  N/A
                    Carol Eileen Murray:  N/A

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N/A

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               N/A

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               See Exhibit I.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

               N/A

ITEM 10   CERTIFICATION:

               N/A

                                        8

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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

DATE: February 12, 2002



                                           By:  /s/ Donald B. Murray
                                               ------------------------------
                                                    Donald B. Murray



                                           By:  /s/ Carol E. Murray
                                               ------------------------------
                                                    Carol E. Murray

                                        9

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                                    EXHIBIT I

Donald Brian Murray is an individual. Carol Eileen Murray is an individual.

                                       10

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                                   EXHIBIT II

                             JOINT FILING AGREEMENT
                             ----------------------

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Resources Connection, Inc. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 12, 2002.

                                            By:  /s/ Donald B. Murray
                                                ----------------------------
                                                     Donald B. Murray



                                            By:  /s/ Carol E. Murray
                                                ----------------------------
                                                     Carol E. Murray

                                       11